Exhibit 3.24(g)

WRITTEN CONSENT OF THE SOLE SHAREHOLDER OF

SUPERIOR MATERIALS, INC.

WHEREAS, U.S. Concrete, Inc. (the “Shareholder”) is the sole shareholder of Superior Materials, Inc., a Michigan corporation (“Company”); and

WHEREAS, Article IX of the By-Laws of the Company permits the Shareholder to amend the By-Laws of the Company; and

WHEREAS, in order to facilitate the transaction of the Company’s business, the Shareholder wishes to amend Article III Section 1(a) of the By-Laws of the Company to provide that the Board of Directors shall have only one (1) member;

NOW THEREFORE, BE IT

RESOLVED, that Section 1(a) of Article III of the By-Laws of the Company is hereby amended to read in its entirety as follows:

(a) The property, affairs and business of the Corporation shall be managed by the Board of Directors of one person. The first Board of Directors shall be selected by a majority vote of the incorporators and shall hold office for a term ending at the first annual meeting of the shareholders. Thereafter, except as hereinafter provided, directors shall be elected at the annual meeting of the shareholders and each director shall serve for one year until his successor shall be elected and qualify.